UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 4

to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ACCURIDE CORPORATION

(Name of Subject Company (Issuer))

ACCURIDE CORPORATION

(Names of Filing Persons (Offerors))

7.5% Senior Convertible Notes due 2020
(Title of Class of Securities)

00439T AA5, 00439T AC1, U0045X AA9, 00439T AB3 and 00439T AG2
(CUSIP Numbers of Class of Securities)

Stephen A. Martin, Esq.

Senior Vice President/General Counsel

Accuride Corporation

7140 Office Circle

Evansville, Indiana 47715

(812) 962-5000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Persons)

Copies to:

Christopher D. Lueking, Esq. Bradley C. Faris, Esq. Latham & Watkins LLP 233 South Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7680	Rodd M. Schreiber, Esq. Casey T. Fleck, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, Illinois 60606 (312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$430,773,461 (1)	$30,714 (2)

(1)

Estimated solely for the purpose of determining the filing fee and assuming conversion of all $145,525,001 outstanding principal amount of 7.5% Senior Convertible Notes due 2020 (the “Convertible Notes”) into 34,600,278 shares of the Issuer’s common stock, par value $0.01 per share (the “Common Stock”), after giving effect to the 1-for-10 reverse stock split described in the Registration Statement on Form S-4, filed by the Issuer with the SEC on October 22, 2010, and this Schedule TO/A. The transaction value is calculated as the product of (i) $12.40, which is the average of the bid and asked price per share for the Common Stock on November 3, 2010 as adjusted to reflect the reverse stock split, and (ii) 34,600,278, which represents the maximum number of shares of Common Stock that may be issued in connection with the conversion of $145,250,001 outstanding principal amount of the Convertible Notes, after giving effect to the reverse stock split.

(2)	The amount of the filing fee was calculated at a rate of $71.30 per $1,000,000 of the transaction value.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $28,864	Filing Party: Accuride Corporation
	Form or Registration No.: Form S-4	Date Filed: October 22, 2010

	Amount Previously Paid: $1,727	Filing Party: Accuride Corporation
	Form or Registration No.: Form S-4/A	Date Filed: November 9, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☒

INTRODUCTORY STATEMENT

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the tender offer statement on Schedule TO originally filed with the United States Securities and Exchange Commission (the ‘‘SEC’’) on October 22, 2010, as amended by Amendment No. 1 thereto filed on November 4, 2010, Amendment No. 2 thereto filed on November 9, 2010 and Amendment No. 3 thereto filed on November 18, 2010 (the Schedule TO, as amended, the “Schedule TO”), by Accuride Corporation, a Delaware corporation (“Accuride” or the “Company”), in connection with its offer to increase the conversion rate for holders of Accuride’s 7.5% Senior Convertible Notes due 2020 (the ‘‘Convertible Notes’’) who surrender Convertible Notes for conversion into shares of Accuride’s common stock, par value $0.01 per share (the “Common Stock”), after giving effect to the 1-for-10 reverse stock split of the Common Stock effective as of November 18, 2010 (the “Reverse Stock Split,” and such Common Stock, after giving effect to the 1-for-10 reverse stock split, the “Post-Reverse Split Common Stock”), upon the terms and subject to the conditions described in the Amended and Restated Offer to Convert and Consent Solicitation/Prospectus, dated November 19, 2010 (the “Offer to Convert and Consent Solicitation/Prospectus”) and the related Amended and Restated Letter of Transmittal and Consent (which, together with any amendments or supplements thereto, collectively constitute the ‘‘Conversion Offer’’). In the Conversion Offer, holders of Convertible Notes may surrender their Convertible Notes for conversion at a conversion rate of 238.2119 shares of Post-Reverse Split Common Stock per $1,000 principal amount of Convertible Notes, which is equivalent to a conversion price of approximately $4.20 per share of Post-Reverse Split Common Stock, plus cash paid in lieu of fractional shares.

This Amendment No. 4 is being filed to amend and supplement the Schedule TO.  This Amendment No. 4 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein and remain unchanged. This Amendment No. 4 is being filed in satisfaction of the requirements of Rule 13e-4(c)(1) promulgated under the Exchange Act.

ITEM 11.  ADDITIONAL INFORMATION.

The Conversion Offer expired at 12:00 midnight, New York City time, on Tuesday, November 23, 2010. The Company has been advised by the conversion agent that holders of $141,076,966 principal amount of Convertible Notes, representing approximately 97.1% of the outstanding Convertible Notes, surrendered their Convertible Notes for conversion and delivered consents to the proposed amendments to the indenture governing the Convertible Notes. In accordance with the terms of the Conversion Offer, the Company has accepted all of the surrendered Convertible Notes at a conversion rate of 238.2119 shares of Post-Reverse Split Common Stock per $1,000 principal amount of Convertible Notes converted. On November 24, 2010, the Company issued a press release announcing the results of the Conversion Offer. A copy of this press release is filed as Exhibit (a)(5)(vi) to the Schedule TO and is incorporated herein by reference.

ITEM 12.  EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

(a)(5)(vi)           Press Release, dated November 24, 2010.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACCURIDE CORPORATION

	By:	/s/ Stephen A. Martin, Esq.
		Name:	Stephen A. Martin, Esq.
		Title:	Senior Vice President/General Counsel
Dated: November 24, 2010

3

EXHIBIT INDEX

Exhibit	Description
(a)(5)(vi)*	Press Release, dated November 24, 2010.

*Filed herewith.

4